October 11, 2013

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          First Federal Bancshares of Arkansas, Inc.

Registration Statement on Form S-4

Submitted August 27, 2013

File No. 333-190845

Dear Mr. Clampitt:

We are in receipt of your letter, dated September 19, 2013, wherein comments were provided in respect of the Registration Statement on Form S-4 (the “Registration Statement”) filed by First Federal Bancshares of Arkansas, Inc. (the “Company”) on August 27, 2013, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

General

1.

Please provide us with copies of any reports, presentations or other information that was transmitted by any financial advisors to the Board of Directors of either First Federal Bancshares or First National Security Company.

Response: The only report, presentation or information that was transmitted by any financial advisors to the Board of Directors of either the Company or First National Security Company (“FNSC”) was the fairness opinion of Southard Financial, LLC (“Southard”) pertaining to the private placement that was provided to the Board of Directors of the Company. Southard’s fairness opinion is attached as Appendix B to the Registration Statement. FNSC did not engage a financial advisor.

2.

Please disclose any material nonpublic information regarding either First Federal Bancshares or First National Security Company that was disclosed, directly or indirectly, to either First Federal Bancshares or First National Security Company and/or its representatives including, but not limited to, the “internal financial statements” of First Federal Bank and First Federal Bancshares to which you refer on page B-2 and the “certain information” and “discussions” to which you refer in the second paragraph on page 48.

Mr. Michael R. Clampitt

October 11, 2013

Response: Prior to entering into the merger agreement, the Company and FNSC conducted customary due diligence reviews of the business, operations and financial results of one another. Such reviews were made in accordance with standard nondisclosure agreements. The type of information disclosed to the parties in connection with their respective due diligence reviews included information pertaining to loan portfolios, securities portfolios, real estate, material contracts and leases, taxes, employee matters, and corporate organizational matters.

The “internal financial statements” referenced on page B-2 and the “certain information” and “discussions” referenced in the second paragraph on page 48 of the Registration Statement involved disclosures to, or interactions with, Southard and not FNSC. Southard served as the Company’s financial advisor and provided a fairness opinion solely with respect to the Private Placement. The “internal financial statements” provided to Southard consisted of projected financial information for the combined company. The “certain information” provided to Southard and the “discussions” between Southard and senior management of the Company included or pertained to board presentation slides for the July 1, 2013 Board of Directors meeting of the Company, a summary of the merger agreement, and a memorandum summarizing the fiduciary duties of the directors of the Company in connection with the private placement and the negotiation and approval of the merger agreement.

Front Cover Page of Prospectus/Proxy Statement

3.

Please add a separate paragraph disclosing that shareholders of First Federal Bancshares and shareholders of First National Security Company each have dissenters rights under Arkansas state law entitling them to the fair value of their shares provided they comply with all the requirements under law.

Response: The Registration Statement has been revised in response to this comment. Please see the front cover page of the prospectus/proxy statement of Amendment No. 1 to the Registration Statement that is filed concurrently herewith (the “Amendment”), where a paragraph has been added to disclose that shareholders of the Company and FNSC are entitled to dissenters’ rights in connection with the merger.

Questions and Answers, page 1

4.

Revise the dissenters’ rights of appraisal on page 6 to add a statement that the specific procedures that must be followed are listed on pages 10 in the Summary. In this regard, revise page 10 to add bullets listing the specific steps that must be taken to perfect dissenters’ appraisal rights.

Mr. Michael R. Clampitt

October 11, 2013

Response: The Registration Statement has been revised in response to this comment. Please see pages 6 and 10 of the Amendment, where the disclosures pertaining to dissenters’ rights of appraisal have been modified as requested.

Summary

5.	Please revise as follows:
●	revise the section entitled “First Federal” on page 7 to disclose that you are a subsidiary of Bear, which owns over 79 percent of your outstanding stock and which as a result controls you;
●

revise the sections entitled “First Federal” and “First National Security Company”, on page 7, to supplement the disclosure of assets, deposits and shareholders’ equity to disclose net income and earnings per share;

●	revise the section entitled “Historic Market Value of Securities,” on page 7, to disclose the last 52 week trading range for the stock;
●	revise the section entitled “What FNSC Shareholders will receive in the Merger,” on page 7, to disclose the aggregate value of the consideration per share as of the date of the merger agreement;
●

revise the section entitled “Authorized Share Amendment”, on page 8, to explain your reason for increasing the number of shares to 100 million given that you only intend to have 30 million outstanding or reserved for issuance; and

●	revise the section entitled “Private Placement,” on page 8, to disclose the price per share and the number of warrants to be issued.

Response: The Registration Statement has been revised in response to this comment. Please see pages 7 and 8 of the Amendment, where disclosure has been added or revised as requested.

FNSC’s Dissenters’ Rights of Appraisal, page 10

First Federal Dissenters’ Rights of Appraisal, page 10

6.

Please revise the disclosure here and on page 45 to state consistent with Instruction to Item 3 of Schedule 14A, whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’ rights and if the State law is unclear, state what position will be taken in regard to these matters.

Response: The Registration Statement has been revised in response to this comment. Please see pages 10 and 46 of the Amendment, where disclosure has been revised as requested.

Mr. Michael R. Clampitt

October 11, 2013

Risk Factors, page 13

Risks Associated with the Merger and the Combined Company, page 13

7.	Please revise this section as follows:
●

add a risk factor addressing the risks of dilution to shareholders as a result of the private placement and of the possible sale of additional securities as a result of increasing the number of authorized shares from 30 million to 100 million; and

●	add a risk factor addressing the risks from the concentration of both loan portfolios in real estate loans in a few counties in Arkansas and how the merger will affect the risk; and
●	revise the risk factor page 16 relating to the fairness opinion to discuss the fact that it is customary for a Board to obtain a fairness opinion.

Response: The Registration Statement has been revised in response to this comment. A risk factor has been added to page 15 of the Amendment discussing the risk of dilution relating to the increase in authorized shares from 30 million to 100 million. Please note that the existing risk factor appearing immediately before the new risk factor discusses the risk of dilution pertaining to the shares to be issued in the Private Placement.

A risk factor pertaining to the concentration of loan portfolios has been added on page 17 of the Amendment.

The risk factor on page 16 had been revised to disclose that fairness opinions are commonly obtained by boards of directors in merger transactions.

Risks Associated with First Federal’s Business, page 16

8.	Please revise this section as follows:
●	add a risk factor addressing the risks from 94 percent of your loan portfolio is mortgage loans in a few counties in Arkansas and over half of your loan portfolio is fixed loans; and
●	revise your risk factor on page 20 regarding interest rates to address recent and anticipated increases in interest rates.

Response: The Registration Statement has been revised in response to this comment. A risk factor pertaining to the concentration of loan portfolios has been added on page 17 of the Amendment and the risk factor pertaining to interest rates appearing on page 20 of the Amendment has been revised in response to this comment.

Risks Associated with First Federal’s Common Stock, page 22

9.

Please revise this section to revise the risk factor on page 23 relating to NASDAQ requirements to disclose the number of your directors who actually are independent. In addition, disclose whether Bear State will continue to hold over 50% after the merger and private placement.

Mr. Michael R. Clampitt

October 11, 2013

Response: The Registration Statement has been revised in response to this comment. Please see page 23 of the Amendment, where disclosure has been revised as requested.

Unaudited Pro Forma Condensed Combined Consolidated Income Statement, pages 27-28

10.	Please revise to disclose in a pro forma note how the weighted average number of pro forma basic and fully diluted common shares was determined for each of the periods presented.

Response: The Registration Statement has been revised in response to this comment. Please see page 31 of the Amendment, where disclosure has been revised as requested.

Note 1 – Pro Forma Adjustments, page 29

11.

In regard to pro forma Note (a), we note the cash merger consideration is expected to be $74 million. The disclosures indicate that the transaction, in part, will be funded by the $20 million in proceeds from the private placement of First Federal common stock. The disclosures also indicate that dividends will be paid by FNB and Heritage (i.e. both are subsidiaries of the to be acquired entity FNSC). Thus, the current disclosures are confusing and should be revised to address how First Federal has the necessary funding available to acquire FNSC.

Response: The Registration Statement has been revised in response to this comment. As is provided on page 29 of the Amendment, $20 million of the cash consideration will be raised in the Private Placement and the remaining $54 million of the cash consideration will be raised from dividends paid out by First Federal Bank, FNB and Heritage. Of the total cash consideration to be paid out to shareholders of FNSC in the merger, approximately $17 million will come from cash presently held by First Federal Bank and the remaining $37 million will come from cash presently held by FNB and Heritage.

12.

In regard to pro forma Note (n), and the adjustments to loan interest income, please revise to disclose how the pro forma interest income adjustments for both the twelve month period and the interim six month period were determined as well as the expected estimated life of the loans acquired.

Response: The Registration Statement has been revised in response to this comment. Please see page 29 of the Amendment, where disclosure has been revised as requested.

13.	Please revise to provide similar information in pro forma Notes (o) and (p), to address how the twelve month and interim six month amounts were determined.

Mr. Michael R. Clampitt

October 11, 2013

Response: The Registration Statement has been revised in response to this comment. Please see page 29 of the Amendment, where disclosure has been revised as requested.

Proposal No. 2

Purpose, page 36

14.	Revise to disclose whether or not there are any plans, arrangements and/or understandings to issue any stock other than for the merger or the private placement.

Response: The Registration Statement has been revised in response to this comment. Please see page 36 of the Amendment, where disclosure has been revised as requested.

Proposal No. 4

General, page 37

15.	Revise to disclose why none of the other alternatives were pursued. Revise to discuss the warrants and also indicate at whose suggestion/demand that they be added.

Response: The Registration Statement has been revised in response to this comment. Please see page 37 of the Amendment, where disclosure has been revised as requested.

Background of the Merger, page 41

16.	Please revise the fourth and fifth paragraph on page 41 to disclose the terms of any offers and counteroffers.

Response: The Registration Statement has been revised in response to this comment. Please see  the fifth paragraph on page 41 of the Amendment, where disclosure has been revised as requested.

17.	Please revise the fourth paragraph on page 42 to discuss the following:
●	the substance of the fairness opinion;
●

quantify the effect of the private placement on the percentage of shares beneficially owned by Bear State and persons affiliated with Bear State after the merger (disclosing the percentage beneficially owned with and without the private placement) and disclose the extent to which the Board considered this; and

●	the basis on which the Board determined that the price and terms were fair to shareholders.

Response: The Registration Statement has been revised in response to this comment. Please see page 42 of the Amendment, where disclosure has been revised as requested.

18.	Please revise the fifth paragraph on page 42 to discuss the following:
●

the reasons that the First Federal Board did not obtain a fairness opinion as is customary practice (but did obtain a fairness opinion on the private placement) and whether the omission is consistent with its fiduciary duties under state corporate law; and

●	explain in detail the process by which the First Federal Board determined the price and terms and the substantive basis for its determination.

Mr. Michael R. Clampitt

October 11, 2013

Response: The Registration Statement has been revised in response to this comment. Please see pages 42 and 43 of the Amendment, where disclosure has been revised as requested. As is reflected in our revised disclosure, while we understand that fairness opinions are commonly used in merger transactions to assist directors in satisfying their state law fiduciary duties, we do not believe that Arkansas law requires directors to obtain a fairness opinion as a condition to satisfying their fiduciary duties. While it is one method to aid the directors in ensuring that they are adequately informed of all material facts prior to making a business decision, the directors of the Company determined that due to their respective skills, backgrounds and experiences, that they were capable of evaluating the fairness of the merger without a fairness opinion provided by a financial advisor. Because the private placement involved a proposed transaction with a related party, the inherent conflict of interest and attendant duty of loyalty concerns motivated the board to obtain a fairness opinion for that transaction. This related party concern was not present in the negotiation of the merger agreement.

19.	Please revise the seventh paragraph on page 42 to discuss the following:
●	the reasons that the FNSC Board did not obtain a fairness opinion as is customary practice and whether this is consistent with its fiduciary duties under state corporate law;
●	whether the Board in the past had considered any other offers from other banks or persons;
●	the basis on which the Board determined that the price and terms were fair to shareholders including how the consideration compared with the book value of $1,385 per share; and
●	discuss the “financial comparison with other bank transactions” to which you refer.

Response: The Registration Statement has been revised in response to this comment. Please see page 43 of the Amendment, where disclosure has been revised as requested.

20.

Please revise this section to discuss trends in your stock price and trading volume including the period from June 13 when your stock closed at $9.75, June 26 when your stock closed at $7.61 and July 5 when your stock closed at $9.79. Discuss how each Board took this drop in stock price into consideration in determining the fairness of the price per share for the private placement (agreed to on June 28) and the number of shares to be exchanged in the merger (agreed to on July 1).

Response: The Registration Statement has been revised in response to this comment. Please see page 42 of the Amendment, where disclosure has been revised as requested.

Mr. Michael R. Clampitt

October 11, 2013

Removal of Regulatory Orders, page 58

21.

Please revise to identify the particular “unsafe or unsound banking practices” and violations of banking regulations that the Federal Reserve ordered you to cease and desist. Please explain what particular provisions of the Cease and Desist Order took you three years to comply with and have the Federal Reserve terminate the Order?

Response: The Registration Statement has been revised in response to this comment. Please see page 59 of the Amendment, where disclosure has been added as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Federal

Asset Quality, page 77

22.

Please revise to provide a rollforward of activity for the allowance for loan losses for the interim periods presented similar to the information provided for the fiscal periods, as disclosed on pages 92-93.

Response: The Registration Statement has been revised in response to this comment. Please see page 81 of the Amendment, where disclosure has been added as requested.

23.	In addition, please revise to include the asset quality coverage ratio of the allowance for loan losses to nonaccrual loans for the interim and fiscal periods presented.

Response: The Registration Statement has been revised in response to this comment. Please see pages 81 and 94 of the Amendment, where disclosure has been added as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FNSC

Quarterly Results – Results of Operations, page 114

24.

Please revise to provide a discussion of net income before taxes as well as net income recognized for the periods presented. Similar information should be provided for the fiscal periods presented as well.

Response: The Registration Statement has been revised in response to this comment. Please see pages 116 and 129 of the Amendment, where disclosure has been added as requested.

Mr. Michael R. Clampitt

October 11, 2013

First Federal Bancshares of Arkansas, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4. Loans Receivable, page F-8

25.

Please revise to discuss the loans classified as “not rated” and address the reasons for this classification. Similar disclosures should be made in the financial statements for the fiscal periods presented.

Response: Please see the first paragraph of page F-12 of the Registration Statement, where First Federal disclosed that “(t)he Bank assigns a credit risk rating to certain non-homogeneous loans over $250,000 on at least an annual basis. Homogeneous loans and non-homogeneous loans under $250,000 are generally not risk rated.” Similar disclosure was added to page F-39 of the Amendment.

Please direct any questions or additional comments regarding the Registration Statement on Form S-4, the Amendment or this letter to the undersigned at (870) 741-7641 or cwewers@ffbh.com.

Sincerely,

/s/ Christopher M. Wewers
President and Chief Executive Officer
First Federal Bancshares of Arkansas, Inc.

cc:           Jonathan Gottlieb

Securities and Exchange Commission

Daniel L. Heard

Kutak Rock LLP

C. Douglas Buford, Jr.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.